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FEB 2 4 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShorelineAmbrose Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Drive, Suite 120

(No. and Street)

San Diego	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Malott 858-587-9800 x120

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.

(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd. Ste. 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Malott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShorelineAmbrose Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

Notary Public

AMY KATHRYN FISH
COMM # 2334263
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
Commission Expires SEPTEMBER 26, 2024

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FEB 24 2021
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShorelineAmbrose Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year Ended December 31, 2020

Contents

Independent Auditor 's Opinion 3

Financial Statements 5

- **Statement of Financial Condition** 6
- **Statement of Income** 7
- **Statement of Cash Flows** 8
- **Statement of Changes in Members' Equity** 9

Notes to Financial Statements 10

Supplementary Information Pursuant to SEA Rule 17a-5 14

Supplementary Computations Pursuant to SEA Rule 17a-5 15

Supplementary Statements Pursuant to SEA Rule 17a-5 16

- **Statement Related to Exemptive Provision (Possession and Control)** 16
- **Statement Related to Material Inadequacies** 16

Supplementary Exemption Report Pursuant to SEA Rule 17a-5 17

- **Independent Public Accountants Review Report on ShorelineAmbrose Advisors LLC's Exemption** 18
- **Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)** 20

ShorelineAmbrose Advisors, LLC

Independent Auditor's Opinion

For the Year Ended December 31, 2020

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of ShorelineAmbrose Advisors, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of ShorelineAmbrose Advisors, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of ShorelineAmbrose Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of ShorelineAmbrose Advisors, LLC 's management. My responsibility is to express an opinion on ShorelineAmbrose Advisors, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ShorelineAmbrose Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the ShorelineAmbrose Advisors, LLC's financial statements. The Supplemental Information is the responsibility of the ShorelineAmbrose Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as ShorelineAmbrose Advisors, LLC 's auditor since 2019.
Tarzana, California
February 3, 2021

ShorelineAmbrose Advisors, LLC

Financial Statements

For the Year Ended December 31, 2020

ShorelineAmbrose Advisors, LLC

Statement of Financial Condition

As of December 31, 2020

Assets	
Cash	$ 118,741
Total assets	$ 118,741
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 11,396
Total liabilities	11,396
Members' equity	
Members' equity	107,345
Total members' equity	107,345
Total liabilities and members' equity	$ 118,741

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors, LLC

Statement of Income

For the Year Ended December 31, 2020

Revenue	
Fees earned	$ 2,753,381
Total revenue	2,753,381
Expenses	
Engagement Services	2,097,418
Referral Fees	540,119
FINOP and accounting fees	30,190
Compliance	23,989
Occupancy, computer and telephone	3,600
Other operating expenses	5,207
Total expenses	2,700,523
Net income before income tax provision	52,858
Income tax provision	6,800
Net income	**$ 46,058**

The accompanying notes are an integral part of these financial statements.

ShorelineAmbrose Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flow from operating activities		
Net income		$ 46,058
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease in assets:		
Accounts receivable	$ 75,000	
Decrease in liabilities:		
Accounts payable and accrued expenses	(21,808)	
Due to Related Parties	(39,250)	
Total adjustments		13,942
Net cash provided by operating activities		60,000
Cash flow from investing activities:		
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Net cash provided by (used in) financing activities		-
Net increase in cash		60,000
Cash at beginning of year		58,741
Cash at end of year		$ 118,741
Cash paid during the period for:		
Interest expense	$ -	
Income taxes	$ 6,800	

ShorelineAmbrose Advisors, LLC

Statement of Changes in Members' Equity

As of and for the Year Ended December 31, 2020

		Member's Equity
Balance at January 1, 2020	$	61,287
Distributions to Members		-
Net income		46,058
Balance at December 31, 2020	$	107,345

ShorelineAmbrose Advisors, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2020

NOTE 1. NATURE OF OPERATIONS

ShorelineAmbrose Advisors, LLC, (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. In May 2016, the Company changed its name to ShorelineAmbrose Advisors, LLC. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC, and due to the nature of an LLC, its members have limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is wholly-owned by Shoreline Partners, LLC, and Ambrose Capital Partners, LLC, (the "Parents"). Shoreline Partners, LLC, entered into an agreement on April 29, 2016, with Ambrose Capital Partners, LLC, whereby each owns 50% of ShorelineAmbrose Advisors, LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 15a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California, the balances of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable. Three clients paid the Company 67% of total fee income for the year ended December 31, 2020.

Income Taxes

The members are required to report any gains, losses, credits or deductions on the members' individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company is subject to a California limited liability company annual tax and fees of $6,800.

NOTE 3. ASC 606 REVENUE RECOGNITION

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)," from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Engagement income: This includes fees earned from investment banking and M&A advisory services.

C. Contract Balances and transaction price allocated to remaining performance obligations.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with clients due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

NOTE 4. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three

broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

There were no levels to measure at December 31 2020.

NOTE 5. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parents whereby the Company pays the Parents for use of office space and general office services. During the year ended December 31, 2020, the Company incurred $18,000 of expenses which are included in various expense accounts in the statement of operations. In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

The Company pays its Parents for engagement services. During the year ended December 31, 2020, the Company incurred $2,089,418 of expenses for engagement services provided by its Parents; this amount is included in engagement services in the statement of operations.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 3, 2021, which is the date the financial statements were available to be issued.

NOTE 8. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $760. On December 31, 2020, the Company had net capital of $107,345, which was $102,345 in excess of the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness of $11,396 to net capital was 10.62%, which is less than the maximum ratio requirement of 1500 percent.

NOTE 9. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

ShorelineAmbrose Advisors, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year Ended December 31, 2020

ShorelineAmbrose Advisors, LLC

Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity		$	107,345
Non-Allowable Assets			
Accouunts receivable from clients		$	-
Reduce by accounts payable due upon collection of such accounts receivable		$	-
Haircuts on Securities Positions			
Securities		-	
Undue Concentration Charges		-	
Net Allowable Capital		$	107,345

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$	760
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		$	5,000
Net Capital Requirement		$	5,000
Excess Net Capital		$	102,345

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$	11,396
Percentage of Aggregate Indebtedness to Net Capital			10.62%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of:	December 31, 2020	$	117,741
Adustments			
Increase (Decrease) in Equity (Company to file amended FOCUS IIA)		$	(10,396)
(Increase) Decrease in Non-Allowable Assets		-	
(Increase) Decrease in Securities Haircuts		-	
(Increase) Decrease in Undue Concentration Charges		-	
Net Capital per Audit		$	107,345
Reconciled Difference		$	-

ShorelineAmbrose Advisors, LLC

Supplementary Statements Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

ShorelineAmbrose Advisors, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2020

Independent Public Accountants Review Report on ShorelineAmbrose Advisors LLC's Exemption

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
ShorelineAmbrose Advisors, LLC
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) ShorelineAmbrose Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which ShorelineAmbrose Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) ShorelineAmbrose Advisors, LLC, stated that ShorelineAmbrose Advisors, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. ShorelineAmbrose Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about ShorelineAmbrose Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2021

ShorelineAmbrose Advisors LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020
Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2).

ShorelineAmbrose Advisors, LLC
6310 Greenwich Drive, Suite 120
San Diego, CA 92122

February 3, 2021

Brian W. Anson
Certified Public Accountant
18455 Burbank Blvd., Ste. 404
Tarzana, CA 91356

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, ShorelineAmbrose Advisors, LLC:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 1, 2020, through December 31, 2020, without exception, unless, noted in number 3 below;

3. We have no exceptions to report for this year.

Sincerely,

Timothy G. Malott
President/CEO
ShorelineAmbrose Advisors, LLC